

SECUR[ITIES AND EXCHANGE COMMISS]ION

10035863

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John Hancock Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Bloor Street, East
(No. and Street)

Toronto	Ontario, Canada	M4W1E5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Declan O'Beirne (617) 572-7205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Declan O'Beirne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John Hancock Distributors LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public


JOANNE LIMA
MY COMMISSION EXPIRES
JULY 1, 2016
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

John Hancock Distributors LLC

Financial Statements and Supplemental Information

Year ended December 31, 2009

Contents

Ernst & Young

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: 617 266 2000
Fax: 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
John Hancock Distributors LLC

We have audited the accompanying statement of financial condition of John Hancock Distributors, LLC as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Distributors LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Commission of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ERNST & YOUNG LLP

February 25, 2010

John Hancock Distributors LLC

Statement of Financial Condition

December 31, 2009
(In thousands)

Assets	
Cash and cash equivalents	$20,641
Commissions and distribution fees receivable	951
Due from affiliated companies	3,640
Deferred selling commissions	2,246
Prepaid expenses	269
Total assets	$27,747
Liabilities and member's equity	
Accounts payable and accrued expenses	$ 77
Cash overdraft	834
Commissions and distribution expenses payable	2,243
Distributions payable to John Hancock Life Insurance Company (U.S.A.)	3,957
Due to affiliated companies	5,037
Deferred income taxes, net	786
Total liabilities	12,934
Member's equity	14,813
Total liabilities and member's equity	$27,747

See accompanying notes which are an integral part of these financial statements.

John Hancock Distributors LLC

Statement of Income

Year Ended December 31, 2009
(In thousands)

Revenues	
Underwriting and distribution fees	$754,762
Fees earned pursuant to Rule 12b-1 distribution plans	144,349
Dividends, interest and other	111
	899,222
Expenses	
Selling commissions	481,883
Distribution expenses	175,938
Service fees	14,436
Other selling, general and administrative expenses	97,262
	769,519
Income before income tax expense	129,703
Income tax expense	(45,396)
Net income	$ 84,307

See accompanying notes which are an integral part of these financial statements.

John Hancock Distributors LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2009
(In thousands)

Balance at January 1, 2009	$ 14,813
Net income	84,307
Distributions declared	(84,307)
Balance at December 31, 2009	$ 14,813

See accompanying notes which are an integral part of these financial statements.

John Hancock Distributors LLC

Statement of Cash Flows

Year Ended December 31, 2009
(In thousands)

Operating activities	
Net income	$ 84,307
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of deferred selling commissions	807
Change in operating assets and liabilities:	
Commissions and distribution fees receivable	(239)
Due to/from affiliated companies	(818)
Deferred selling commissions, excluding amortization	(501)
Prepaid expenses	60
Other assets	34
Accounts payable and accrued expenses	(709)
Cash overdraft	834
Commissions and distribution expenses payable	1,858
Deferred income taxes, net	(107)
Net cash provided by operating activities	85,526
Financing activity	
Distributions paid to JHUSA	(83,418)
Net cash used in financing activities	(83,418)
Net increase in cash and cash equivalents	2,108
Cash and cash equivalents at beginning of year	18,533
Cash and cash equivalents at end of year	$ 20,641

See accompanying notes which are an integral part of these financial statements.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments, with an initial maturity of less than three months and investments in money market registered investment companies to be cash equivalents. Investments included in cash and cash equivalents are recorded at net asset value. At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

Deferred Selling Commissions

The Company pays a selling commission to the selling broker/dealer for sales of the Funds' Class B shares, which carry contingent deferred sales charges (CDSC). B-share selling commissions are capitalized as deferred selling commissions, and are amortized on a straight-line basis over periods not exceeding six years. The amortization period is intended to approximate the period of time expected to be benefited, that is the period during which fees earned pursuant to Rule 12b-1 distribution plans are received from the Funds and CDSC payments are received from shareholders of the Funds. Upon receipt of CDSC payments, the Company records additional amortization to arrive at an estimate of the remaining unamortized deferred selling commission applicable to the shares redeemed.

Revenue Recognition

Underwriting and distribution fees are derived principally from the purchase and sale of variable life insurance products and the retail purchase and sale of variable annuity products issued by JHUSA, John Hancock Life Insurance Company of New York (JHNY), John Hancock Life Insurance Company (JHLICO) and John Hancock Variable Life Insurance Company (JHVLICO). This revenue is recorded during the period in which underwriting and distribution services are performed. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered. Dividend income is recognized on ex-dividend date, and interest income is recognized on an accrual basis.

Fair Value Measurements

FASB ASC 820-10 established a three-tier hierarchy for measuring fair value and requires additional disclosure about the classification of fair value measurements.

2. Summary of Significant Accounting Policies (continued)

Various inputs are used in determining the value of the Company's investments. These inputs are summarized in three broad levels. Level 1 includes quoted prices in active markets for identical securities. Level 2 includes other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds and credit risk). Level 3 includes significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of December 31, 2009 in valuing the Company's investments which are included in cash and cash equivalents.

Valuation Inputs	Investment in Securities
	(In thousands)
Level 1	$20,641
Level 2	–
Level 3	–
Total	$20,641

Income Taxes

The operations of the Company are included with those of JHUSA in the filing of a consolidated Federal income tax return. The Company has computed its income tax provision on a separate-entity basis using the liability method in accordance with Statement of Financial Accounting Standards Accounting Standards Codification FASB ASC 740-10, *Accounting for Income Taxes*.

3. Related Party Matters

The financial statements have been prepared from the records maintained by the Company, which include allocations of certain expenses by JHUSA and Manulife and are not necessarily indicative of the financial conditions or results of operations that would have occurred if the Company had been operating as an unaffiliated corporation.

3. Related Party Matters (continued)

Rule 12b-1 Distribution Plans

The Company receives payments from Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended. The Company earns Rule 12b-1 distribution fees for distributing certain funds for John Hancock Funds, LLC (Funds, LLC), an affiliated company. Rule 12b-1 distribution fees earned from Funds, LLC amounted to $12,970,000 out of total Rule 12b-1 distribution fees of $144,349,000 for the year ended December 31, 2009.

Placement Fees

For the year ended December 31, 2009, the Company earned $55,000 as a placement agent for John Hancock Natural Resources Group (HNRG), Declaration, an affiliated company which is included in other selling, general and administrative expenses in the statement of income.

Service Fees

The Company receives 12b-1 fees related to assets held in 401(k) Plan products issued by JHUSA. The Company subcontracts the shareholder servicing for those assets to JHUSA. The Company paid service fees of $14,436,000 to JHUSA for these services for the year ended December 31, 2009.

Due from/to Affiliated Companies

Due from affiliated companies at December 31, 2009 in the amount of $3,640,000 included certain expenses paid by the Company on behalf of JHNY and Funds, LLC.

Due to affiliated companies at December 31, 2009 in the amount of $5,037,000 included certain expenses paid on behalf of the Company by JHUSA.

The Company receives underwriting and distribution fees from JHUSA, JHNY, JHLICO and JHVLICO for the sale of variable annuities, retirement plan services and variable life insurance products. The total amount of fees received from related parties was $733,517,000 for the year ended December 31, 2009.

JHUSA, JHNY, JHLICO and JHVLICO pay all selling and administrative costs and certain other expenses as mutually agreed upon and are reimbursed by the Company.

3. Related Party Matters (continued)

Reimbursed amounts included in selling, general and administrative expenses totaled $97,262,000 for the year ended December 31, 2009.

For the year ended December 31, 2009, the Company paid distributions of $83,418,000 to JHUSA.

Other Related-Party Matters

The Company paid approximately $45,503,000 in Federal taxes to JHUSA in 2009. The Company did not pay any state taxes to JHUSA in 2009.

Certain directors and officers of the Company are officers, directors and/or trustees of the Berkeley Group, JH USA and Manulife.

4. Deferred Selling Commissions

The deferred selling commissions as of December 31 are as follows:

	2009
	(In thousands)
Balance at January 1	$2,552
Additions	501
Amortization	(807)
Balance at December 31	$2,246

5. Income Taxes

Income tax expense attributable to operations was computed at the U.S. Federal statutory tax rates and is equal to the income tax expense recorded on the statement of income for the year ended December 31, 2009.

5. Income Taxes (continued)

Significant components of income tax expense (benefit) are as follows:

	Year Ended December 31 2009
	(In thousands)
Current:	
Federal	$45,503
Total current	45,503
Deferred:	
Federal	(107)
Total deferred	(107)
	$45,396

Significant components of the Company's recognized gross deferred tax liabilities and assets are as follows as of December 31:

	2009
	(In thousands)
Deferred tax liabilities:	
Deferred selling commissions	$786
Net deferred tax liabilities	$786

Pursuant to FASB ASC 740-10-50, *Accounting for Uncertainty in Income Taxes*, and based on a review and analysis of the Company's tax positions taken during the year ended December 31, 2009 there was no material impact on the Company's financial position or results of operations.

The Company and its common parent are currently under audit by the Internal Revenue Service (IRS) and various other tax authorities. Earlier this year the Company's common parent reached an agreement with IRS appeals on the settlement of all relevant issues for tax years 1994-2003. No tax issues affected the Company. While these tax years are not closed, the Company believes that all relevant tax issues are effectively settled. The audit for tax years 2004 and 2005 has been completed and the Revenue Agent Report was issued on July 10, 2009. The common parent company of the group filed a protest on October 9, 2009. The IRS rebuttal to the 2004-2005 protest was received on November 19, 2009. We believe that all tax issues relevant to the Company are effectively settled. The 2006-2007 common parent company tax audit has commenced. The opening conference was held on November 24, 2009.

6. Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009 the Company had net capital, as defined, of $7,294,000. The minimum net capital requirement at December 31, 2009 was $810,000. The Company's net capital ratio was 1.67 to 1 at December 31, 2009, whereas the maximum allowable ratio was 15 to 1.

7. Contingencies

The Company is involved in certain legal proceedings which arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

8. Subsequent Events

Effective April 1, 2009, the Company adopted FASB Statement No. 165, *Subsequent Events*, which is now incorporated into ASC 855 – Subsequent Events (ASC 855). ASC 855 addresses reporting of events which occur after the balance sheet date, but before financial statements are issued or are available to be issued, and replaces accounting guidance previously issued by the American Institute of Certified Public Accountants. ASC 855 does not significantly change recognition or disclosure requirements for subsequent events. ASC 855 newly requires 1) disclosure of the date through which an entity has evaluated subsequent events, regardless of whether any are reported, and 2) the basis of the date, meaning whether that date represents the date the financial statements were issued or were available to be issued. An entity currently expecting to widely distribute its financial statements, including a public entity as defined in the standard, is required to evaluate subsequent events through the date of issuance. Other entities must evaluate subsequent events through the date the financial statements are available to be issued. The statement is effective as of April 1, 2009. Adoption of this guidance had no impact on the Company's financial statements other than this disclosure that the Company has evaluated subsequent events occurring up to and including February 25, 2010, the date of issuance of these financial statements.

Supplemental Information

SCHEDULE I—COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JOHN HANCOCK DISTRIBUTORS LLC

DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL	*(In thousands)*
Total member's equity (from statement of financial condition)	$14,813
TOTAL CAPITAL AND ALLOWABLE CREDITS	14,813
Deductions and/or charges:	
Nonallowable assets:	
Commissions and distribution fees receivable	951
Due from affiliated companies	3,640
Deferred selling commissions	2,246
Prepaid expenses	269
Total nonallowable assets	7,106
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	7,707
Haircuts on securities:	
Investment in money market fund	(413)
NET CAPITAL	$ 7,294
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$12,934
Deductions:	
Deferred Taxes	(786)
AGGREGATE INDEBTEDNESS	$12,148
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 810
Minimum dollar net capital requirement	$ 25
Net capital requirement (greater of above amounts)	$ 810
Excess net capital over requirement	$ 6,484
Ratio of aggregate indebtedness to net capital	1.67 to 1

There are no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form x-17a-5, Part II A filing as of December 31, 2009.

SCHEDULE II–STATEMENT REGARDING SEC RULE 15c3-3

JOHN HANCOCK DISTRIBUTORS LLC

DECEMBER 31, 2009

The Company has claimed an exemption from Rule 15c3-3 under the provision of paragraph (k) of the Rule at December 31, 2009.

Supplementary Report

Ernst & Young

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072
Tel: 617 266 2000
Fax: 617 266 5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
John Hancock Distributors, LLC

In planning and performing our audit of the financial statements of John Hancock Distributors, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to

in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

ERNST & YOUNG

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



ERNST & YOUNG LLP

February 25, 2010

Ernst & Young

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Supplementary Report Independent Accountants on Applying Agreed-Upon Procedures

Board of Directors
John Hancock Distributors, LLC

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of John Hancock Distributors, LLC (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries in management's general ledger and cash wire system.

   Procedure completed without exception.

2. Compared the amounts reported on management's SIPC revenue breakdown worksheet derived from the FOCUS reports and amended FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2009 covered by the Form SIPC-7T.

   Procedure completed without exception.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers included as part of management's SIPC revenue breakdown worksheet.

   Procedure completed without exception.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   Procedure completed without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the year ended December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29 REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a 5:

015826 FINRA DEC
JOHN HANCOCK DISTRIBUTORS LLC 11*11
PO BOX 4700
BUFFALO NY 14240-4700

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Howard Cronson 617-663-4331

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 41,101

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (12,262)
7/21/2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 28,839

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 28,839

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 28,839

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

John Hancock Distributors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 17th day of February, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 665,522,341
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	649,082,072
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C)	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	649,082,072
2d. SIPC Net Operating Revenues	$ 16,440,269
2e. General Assessment @ .0025	$ 41,101

(to page 1 but not less than $150 minimum)

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Financial Statements and Supplemental Information

John Hancock Distributors LLC
Year Ended December 31, 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

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